FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending February 16, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --


                  Second Quest Post-Paid Variable Sale Forward

GlaxoSmithKline plc (the "Group") announced today that it has entered into a second hedging transaction with Lehman Brothers Finance S.A. with respect to a further 10 million shares of common stock of Quest Diagnostics Inc ("Quest"), representing approximately 27.4% of the Group's holding in Quest (the "Shares"). The Shares were acquired as a result of the sale of the Group's clinical laboratories business to Quest in 1999. The Group currently holds approximately 18.7% of the issued share capital of Quest, with a market value of US$2.0bn.

This second hedging transaction is a post-paid variable sale forward ("VSF") with an average term of approximately seven years from today. The transaction has a floor price of US$52.57 per share and an average appreciation cap of US$81.02 per share.

The original hedging transaction, which is also a VSF, was entered into in 2002 and rolled forward in 2006. The original transaction also covers 10 million Shares, with an average remaining term of approximately four and a half years from today, a floor of US$49.57 per share and an average cap of US$65.02 per share.

The principal objective of the second VSF is to protect the value of a further portion of the Group's shareholding in Quest, by setting a floor price for the Shares, whilst allowing the Group a capped participation in any further appreciation in the Shares. Whilst the Group has the flexibility to wind-up all or part of the VSF at any time, the Group does not currently expect to realise any profit under the VSF in the foreseeable future.

S M Bicknell
Company Secretary

15th February 2007



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 16, 2007                                   By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc